SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

East Stone Acquisition Corporation

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G2911D 108

(CUSIP Number)

Xiaoma (Sherman) Lu

Chief Executive Officer

25 Mall Road, Suite 330

Burlington, MA 01803

Telephone: (781) 202 9128

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

February 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2911D 108

1	Names of Reporting Person. Double Ventures Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,667,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 1,667,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,667,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person CO

CUSIP No. G2911D 108

1	Names of Reporting Person. Chunyi Hao
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,026,000
	8	Shared Voting Power (see Item 5 below) 2,417,000 (1)(2)
	9	Sole Dispositive Power 1,026,000
	10	Shared Dispositive Power (see Item 5 below) 2,417,000 (1)(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,443,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 19.4%
14	Type of Reporting Person IN

CUSIP No. G2911D 108

1	Names of Reporting Person. Fan Yu
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization

China

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 1,667,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 1,667,000 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,667,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 9.4%
14	Type of Reporting Person IN

(1)	Includes (i) 1,500,000 ordinary shares held by Double Ventures Holdings Limited (the “Sponsor”) and (ii) 167,000 ordinary shares underlying 167,000 units (each unit consists of one ordinary share, one right granting the holder thereof the right to receive one-tenth (1/10) of one ordinary share, and one redeemable warrant entitling the holder to purchase one-half (1/2) of one ordinary share) held by the Sponsor, acquired pursuant to a Unit Subscription Agreement by and between the Sponsor and East Stone Acquisition Corporation (the “Issuer”). Chunyi Hao, the Chairman and Chief Financial Officer of the Issuer, is the sole officer and director of the Sponsor. Mr. Hao owns 33.3% of the Sponsor, and Fan Yu owns 66.7% of the Sponsor. As a result, each of Mr. Hao and Ms. Yu may be deemed to share voting and dispositive power of the shares held directly by the Sponsor. Each of Mr. Hao and Ms. Yu disclaims beneficial ownership over any securities owned by the Sponsor in which he or she does not have any pecuniary interest.

(2)	Includes (i) an aggregate of 1,667,000 ordinary shares as described in footnote (1) above and (ii) 750,000 ordinary shares held by Navy Sail International Limited (“Navy Sail”). Mr. Hao is the sole officer and director of Navy Sail. Navy Sail is indirectly owned by Mr. Hao, along with certain other individuals, including the son of Mr. Hao. None of such individuals directly owns these ordinary shares. However, each has a pecuniary interest in such ordinary shares of the Issuer through his respective indirect ownership of the equity interests of Navy Sail. As a result, Mr. Hao may be deemed to share voting and investment discretion with respect to the ordinary shares held directly by Navy Sail. Mr. Hao disclaims beneficial ownership over any securities owned by Navy Sail in which he does not have any pecuniary interest.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Double Ventures Holdings Limited, a British Virgin Islands company (the “Sponsor”), Chunyi Hao, the Chairman and Chief Financial Officer of the Issuer and the sole officer and director of the Sponsor, and Fan Yu (each of Mr. Hao and Ms. Yu, the “Principal”, and together with the Sponsor, the “Reporting Persons”).

Item 1. Security and Issuer

Securities acquired: ordinary shares, no par value (“Ordinary Shares”)

Issuer:	East Stone Acquisition Corporation (the “Issuer”)
25 Mall Road, Suite 330
Burlington, MA 01803

Item 2. Identity and Background

(a) This statement is jointly filed by:

(i) the Sponsor, which is the holder of record of approximately 9.4% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (17,703,500) as of February 24, 2020; and

(ii) Chunyi Hao, Chairman and Chief Financial Officer of the Issuer and the sole officer and director of the Sponsor, who may be deemed to beneficially own 19.4% of the Issuer’s outstanding Ordinary Shares based on the number of Ordinary Shares outstanding (17,703,500) as of February 24, 2020; and

(iii) Fan Yu.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. This statement not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership in the securities reported herein except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(b) The address of the principal place of business of each of the Reporting Persons is 25 Mall Road, Suite 330, Burlington, MA 01803.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor, in connection with the initial public offering of the Issuer (the “IPO”) and potential business combination. Chunyi Hao is Chairman and Chief Financial Officer of the Issuer and the sole officer and director of the Sponsor. Mr. Hao is a founding partner and has been a managing director of East Stone Capital Limited, a private equity firm focusing on emerging industries, since October 2017. The address of the principal business and principal office of East Stone Capital Limited is 25 Mall Road, Suite 330, Burlington, MA 01803. Fang Yu is self-employed and her principal place of business is at 25 Mall Road, Suite 330, Burlington, MA 01803.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a British Virgin Islands company. Chunyi Hao is a citizen of Hong Kong. Fan Yu is a citizen of China with a residency right of Singapore.

Item 3. Source and Amount of Funds or Other Consideration.

The aggregate purchase price for the Ordinary Shares currently beneficially owned by the Reporting Persons was $1,695,000. The source of these funds was the working capital of the Sponsor, the working capital of Navy Sail and the personal funds of Mr. Hao and Ms. Yu.

Item 4. Purpose of the Transaction

In connection with the organization of the Issuer, on October 22, 2018, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference, with the Sponsor, Navy Sail and Chunyi Hao for the issuance and sale of an aggregate of 1,437,500 Ordinary Shares (the “Founder Shares”) for an aggregate purchase price of $25,000. Among the 1,437,500 Founder Shares, 625,000 were issued to the Sponsor, 625,000 to Navy Sail and 187,500 to Mr. Hao. In January and February 2020, the Issuer effected 2 for 1 and 1.2 for 1 share dividends, respectively, for each Ordinary Share outstanding, resulting in the Sponsor owning 1,500,000 Founder Shares, Navy Sail owning 750,000 Founder Shares and Chunyi Hao owning 1,200,000 Founder Shares. In February 2020, Chunyi Hao transferred 120,000 Founder Shares to Xiaoma (Sherman) Lu, the Chief Executive Officer and director of the Issuer, as well as 18,000 Founder Shares to each of the three independent directors of the Issuer, resulting in Chunyi Hao owning 1,026,000 Founder Shares.

On February 24, 2020, simultaneously with the consummation of the IPO, the Sponsor purchased 167,000 units of the Issuer (the “Placement Units”) at $10.00 per unit, pursuant to that certain Unit Subscription Agreement, dated February 24, 2020, between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. Each Placement Unit consists of one Ordinary Share, one warrant, each warrant exercisable to purchase one-half of one Ordinary Share, at an exercise price of $11.50 per whole share, and one right entitling the holder to receive one tenth (1/10) of one ordinary share (as described more fully in the Issuer’s Prospectus dated February 19, 2020).

In connection with the IPO, the Issuer had granted the underwriters of the IPO a 30-day option to purchase up to 1,800,000 additional units to cover over-allotments. On February 24, 2020, the underwriters of the IPO exercised the option in full and purchased an aggregate of 1,800,000 units at $10.00 per unit. As a result of the underwriters’ full exercise of the overallotment option, none of the 450,000 Ordinary Shares previously issued to the Sponsor are subject to forfeiture.

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company incorporated in the British Virgin Islands as a business company with limited liability and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation with, purchasing all or substantially all of the assets of, entering into contractual arrangements with, or engaging in any other similar business combination with one or more businesses or entities. Pursuant to various agreements between the Reporting Persons and the Issuer as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote the Founder Shares (as defined below), the Placement Units and any public shares owned by them in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares (as defined below) and Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Person (on the basis of a total of 17,703,500 Ordinary Shares outstanding as of February 24, 2020) are as follows:

Double Ventures Holdings Limited

a)		Amount beneficially owned: 1,667,000	Percentage: 9.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,667,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	1,667,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Chunyi Hao

a)		Amount beneficially owned: 3,443,000	Percentage: 19.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	1,026,000
	ii.	Shared power to vote or to direct the vote:	2,417,000
	iii.	Sole power to dispose or to direct the disposition of:	1,026,000
	iv.	Shared power to dispose or to direct the disposition of:	2,417,000

Fan Yu

a)		Amount beneficially owned: 1,667,000	Percentage: 9.4%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	1,667,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	1,667,000

Chunyi Hao is the sole officer and director of the Sponsor. Mr. Hao owns 33.3% of the Sponsor, and Fan Yu owns 66.7% of the Sponsor. As a result, the Principals share voting and investment discretion with respect to the Ordinary Shares held by the Sponsor. Each may thus be deemed to have beneficial ownership of the Ordinary Shares held directly by the Sponsor. Each of the Principals disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he or she may have therein, directly or indirectly.

(c) On February 3, 2020, Chunyi Hao transferred an aggregate of 138,000 Founder Shares to the Chief Executive Officer and independent directors of the Issuer for an aggregate purchase price of $1,450. Except as described above and in Item 6 of this Schedule 13D which information is incorporated herein by reference, none of the Reporting Persons has effected any transactions of the Ordinary Shares during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement

In connection with the organization of the Issuer, on October 22, 2018, 1,437,500 Founder Shares were issued to the Sponsor, Navy Sail and Chunyi Hao in the amount of $25,000, pursuant to the Purchase Agreement. Under the Purchase Agreement, the Sponsor, Navy Sail and Chunyi Hao acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below. The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Registration Statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on January 17, 2020 (and is incorporated by reference herein as Exhibit 99.1).

Unit Subscription Agreement

On February 24, 2020, simultaneously with the consummation of the IPO, the Sponsor purchased 167,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying the Placement Units are subject to a lock-up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 25, 2020 (and is incorporated by reference herein as Exhibit 99.2).

Registration Rights Agreement

On February 19, 2020, in connection with the IPO, the Issuer and certain security holders, including the Sponsor and Chunyi Hao, entered into a registration rights agreement, pursuant to which, such holders were granted certain demand and “piggyback” registration rights, which will be subject to customary conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered. The summary of such registration rights agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.8 to the Form 8-K filed by the Issuer with the SEC on February 25, 2020 (and is incorporated by reference herein as Exhibit 99.3).

Insider Letter

On February 19, 2020, in connection with the IPO, the Issuer, the Sponsor, Navy Sail, anchor investors and the executive officers and directors of the Issuer entered into a letter agreement (the “Insider Letter”), pursuant to which the Sponsor and Chunyi Hao agreed: (A) to vote the Founder Shares, Placement Units and any public shares in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares and Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated.

The summary of the Insider Letter contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on February 25, 2020 (and is incorporated by reference herein as Exhibit 99.4).

Share Escrow Agreement

Pursuant to the underwriting agreement, dated February 19, 2020 entered into between the Issuer and I-Bankers, the Issuer agreed to cause the initial shareholders of the Issuer to escrow their Founder Shares and Placement Units subject to lock-up.

On March 4, 2020, the Issuer and the initial shareholders, including the Sponsor and Chunyi Hao, entered into a share escrow agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, the Reporting Persons agreed not to transfer, assign or sell (except with respect to permitted transferees) 50% of their Founder Shares until the earlier of: (i) six months after the date of the consummation of the Issuer’s initial business combination or (ii) the date on which the closing price of the Ordinary Shares equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after the Issuer’s initial Business Combination and the remaining 50% of the Founder Shares may not be transferred, assigned or sold until six months after the date of the consummation of the Issuer’s initial Business Combination, or earlier, in either case, if, subsequent to the initial Business Combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of its shareholders having the right to exchange their Ordinary Shares for cash, securities or other property. The Placement Units (including the underlying securities) will not be transferable, assignable or salable until 30 days after the completion of the Issuer’s initial business combination (except with respect to permitted transferees).

The summary of the Escrow Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 4, 2020 (and is incorporated by reference herein as Exhibit 99.5).

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Securities Purchase Agreement, dated as of October 22, 2018, by and among the Issuer, the Sponsor, Navy Sail and Chunyi Hao (incorporated by reference to Exhibit 10.4 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on January 17, 2020).

Exhibit 99.2	Unit Subscription Agreement, dated as of February 24, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Form 8-K filed by the Issuer with the SEC on February 25, 2020).

Exhibit 99.3	Registration Rights Agreement, dated as of February 19, 2020, by and among the Issuer and certain security holders including the Sponsor (incorporated by reference to Exhibit 10.8 to the Form 8-K filed by the Issuer with the SEC on February 25, 2020).

Exhibit 99.4	Insider Letter, dated as of February 19, 2020, by and among the Issuer, the Sponsor Navy Sail, anchor investors and the executive officers and directors of the Issuer (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on February 25, 2020).

Exhibit 99.5	Share Escrow Agreement, dated as of March 4, 2020, by and among the Issuer and the initial shareholders (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on March 4, 2020).

Exhibit 99.6	Joint Filing Agreement, by and among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 2020	Double Ventures Holdings Limited

	By:	/s/ Chunyi Hao
	Name:	Chunyi Hao
	Title:	Director

/s/ Chunyi Hao
Chunyi Hao /s/ Fan Yu
Fan Yu